This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated January 23, 2015 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
Any and All Outstanding Shares of Common Stock
of

NPS Pharmaceuticals, Inc.

at

$46.00 Net Per Share

Pursuant to the Offer to Purchase Dated January 23, 2015

by

Knight Newco 2, Inc.
an indirect wholly owned subsidiary of each of

Shire Pharmaceutical Holdings Ireland Limited

and

Shire plc

        Knight Newco 2, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of each of Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland ("SPHIL"), and Shire plc, a company incorporated in Jersey, Channel Islands ("Shire"), is offering to purchase any and all outstanding shares (the "Shares") of common stock, par value $0.001 per share, of NPS Pharmaceuticals, Inc., a Delaware corporation ("NPS"), for $46.00 per Share (the "Offer Price"), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 23, 2015 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the exchange of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, dealer, commercial bank, trust company or other nominee should consult such nominee to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, FEBRUARY 20, 2015, UNLESS THE OFFER IS EXTENDED.

        The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 11, 2015 (the "Merger Agreement") among NPS, SPHIL, Purchaser and, solely for the limited purposes set forth therein, Shire. The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement (and in no event later than one business day following such date), Purchaser will merge with and into NPS (the "Merger"), with NPS continuing as the surviving corporation and an indirect wholly owned subsidiary of SPHIL. At the effective time of the Merger, each outstanding Share (other than any Shares in respect of which appraisal rights are validly exercised under the Delaware General Corporation Law (the "DGCL"), any Shares held by NPS as treasury stock and each Share irrevocably accepted for purchase by Purchaser in the Offer) will be converted into the right to receive the price per Share paid in the Offer, net to the seller in cash, without interest and less any required withholding taxes. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

        If Purchaser purchases at least a majority of the outstanding Shares in the Offer and the other conditions to the Merger are satisfied or waived, assuming certain statutory requirements are met, Purchaser will effect its merger into NPS as soon as practicable (and in no event later than one business day following the date on which Shares are first accepted for purchase under the Offer) in accordance with the terms of the Merger Agreement without a vote or any further action by the stockholders of NPS, in accordance with Section 251(h) of the DGCL.

        The Board of Directors of NPS (the "NPS Board") has unanimously (a) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of NPS's stockholders, (b) approved, adopted and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (c) recommended that NPS's stockholders accept the Offer. NPS has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

        In connection with the Offer, NPS will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the Securities and Exchange Commission (the "SEC") and disseminate the Schedule 14D-9 to holders of Shares in connection with the Offer. The Schedule 14D-9 will include a more complete description of the NPS Board's reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, and therefore stockholders are encouraged to review the Schedule 14D-9 carefully.

        The Offer is conditioned upon, among other things, (i) immediately prior to the expiration of the Offer, there being validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Shares (excluding Shares tendered pursuant to notices of guaranteed delivery for which Shares have not been delivered) that, together with the Shares then owned by SPHIL and its subsidiaries, represents at least a majority of the Shares (the "Minimum Condition"), and (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder. The Offer is also subject to the other conditions described in Section 15 of the Offer to Purchase. The Offer is not conditioned upon Shire, SPHIL or Purchaser obtaining financing or the funding thereof.

        Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that NPS's prior written consent is required for Purchaser to (i) waive or change the Minimum Condition, (ii) decrease the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Shares sought in the Offer, (v) impose conditions to the Offer other than the conditions set forth in the Merger Agreement, (vi) extend or otherwise change the Expiration Time (as defined below), except to the extent permitted or required by the Merger Agreement, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to the holders of Shares or make any of the terms of the Offer more onerous. Purchaser will not provide a "subsequent offering period" within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn prior to 12:00 midnight, New York City time, at the end of Friday, February 20, 2015 (or, in the event the Offer is extended, any later time and date at which the Offer expires) (the "Expiration Time") promptly after the expiration of the Offer.

        Purchaser may extend the Offer for up to ten business days on one or more occasions, until the six-month anniversary of the Merger Agreement (the "Termination Date"), without the consent of NPS, if at any scheduled Expiration Time, any condition to the Offer has not been satisfied or waived. In addition, if on one or more occasions in such circumstances NPS requests an extension of the Offer prior to or within two hours from the time Purchaser delivers notice of expiration of the Offer to NPS, Purchaser will extend the Offer for up to ten business days. Purchaser will also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer or for any period otherwise required by applicable law. Additionally, if the NPS Board notifies Purchaser, during the four business day period before the then scheduled expiration of the Offer, that it intends to withdraw or modify in a manner adverse to Purchaser its recommendation that NPS stockholders accept the Offer because of material events or changes in circumstances arising after the date of the Merger Agreement not involving an alternative acquisition proposal that were not known to NPS as of or prior to the date of the Merger Agreement, Purchaser will extend the Offer for at least four business days.

        Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, but no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

        In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Citibank, N.A., the depositary for the Offer (the "Depositary"), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when and if Purchaser gives oral or written notice of Purchaser's acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

        Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you tender in the Offer at any time prior to the Expiration Time and, if such Shares have not yet been accepted for payment as provided in the Offer to Purchase, any time after March 23, 2015, which is 60 days from the date of the commencement of the Offer. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares. If the Shares to be withdrawn have been delivered to the Depositary (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)), a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following the tender procedures described in the Offer to Purchase.

        Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

        The exchange of Shares for cash pursuant to the Offer and the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. For a more detailed description of certain U.S. federal income tax consequences of the Offer and Merger, consult Section 5 of the Offer to Purchase. All stockholders should consult with their own tax advisors as to the particular tax consequences of exchanging their Shares pursuant to the Offer.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        NPS has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on NPS's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        The Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

        Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone number set forth below and will be furnished promptly at Purchaser's expense. Neither SPHIL nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016

(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com

January 23, 2015